Exhibit 99.1

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces Liuhua 21-2 Oilfield

Commences Production

(Hong Kong, August 2, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) today announced that Liuhua 21-2 oilfield has commenced production ahead of schedule.

Liuhua 21-2 oilfield is located in the eastern South China Sea, with water depth of about 437 meters. In addition to fully utilizing the existing processing facilities, the project has also built a set of underwater production system, with 8 development wells planned in total. The project is expected to reach its peak production of approximately 15,070 barrels of crude oil per day in 2023. Meanwhile, the oilfield recovers associated gas through the light hydrocarbon recovery system to effectively reduce methane emissions.

CNOOC Limited holds 100% interest in Liuhua 21-2 oilfield and acts as the operator.

As of now, the Liuhua 16-2 oilfield group, which is China's first independent deepwater oilfield group, including Liuhua 16-2, Liuhua 20-2 and Liuhua 21-2, was fully established.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Bunny Lee

Porda Havas International Finance Communications Group

Tel: +852 3150 6707

Fax: +852 3150 6728

E-mail: cnooc.hk@pordahavas.com

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